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                                                                      Exhibit 19
Butler
Manufacturing
Company
THIRD
QUARTER
REPORT 1995
Nine Months Ended
September 30, 1995
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

October 13, 1995

To Our Shareholders:

Third quarter sales of $207 million were up 9% from last year's third quarter, and net earnings of $7.7 million were a 16% increase over the comparable period of 1994. Earnings per share of $1.00 this year were 12% higher and reflect the effect of the 3-for-2 stock split on July 17.

For the nine months ending September 30, 1995, sales were up 26% from 1994, net earnings increased 69%, and earnings per share were 62% higher.

The non-residential construction market in the United States remains strong, with total square footage of contract awards up almost 11% through August. Butler's U.S. metal building systems business, through the first nine months, has achieved a nearly 30% increase in sales and almost doubled their profit contribution. The manufacturing sector of the U.S. economy is active and continues to create a need for additional industrial capacity. Declining vacancy rates in the commercial markets have led to improvement in those end uses as well. The U.S. metal building manufacturers are increasing their share of the total market, and Butler, as the leading member of the Metal Building Manufacturers Association, is experiencing greater growth than most direct industry competitors.

Export sales of building systems continue to be important to Butler. Year-to-date export sales are about level with last year, as the decline in Mexico has largely been offset by increased activity in other markets. Butler recently announced the formation of a wholly-owned metal building systems subsidiary in China, headquartered in Shanghai. We are investing approximately $12 million in this new venture, which will enable us to improve our service and reduce our costs in a market where we previously have enjoyed great success importing buildings, mostly from our U.S. facilities. We anticipate start-up production in China early in 1996. Staffing and training of operating personnel are in process.

The other entities in Butler's Building Systems group are having mixed results. Our build-to-suit-to-lease real estate subsidiary is having a record year. Butler Europe will show a loss about equal to last year despite sharply higher sales. Rapid material cost increases have had a severe effect on this operation. Lester wood frame building systems will have lower sales and earnings than 1994, mostly as a result of softening in the hog building
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market.  We recently announced that Lester had established a partnership with
McDonald's Corporation to develop modular buildings and evaluate their application as restaurants for McDonald's. Butler continues to identify promising new segments of the buildings market, and we are pleased to be working with McDonald's in pursuing the modular building market.

Butler's construction subsidiary had lower sales and earnings for the first nine months of this year, but recent order activity has provided an excellent outlook for the coming several months. Their new international construction management capabilities are gaining wide interest among many U.S. multinational corporations.

In our Other Building Products group, the Vistawall division is achieving record results with strong year-to-date increases in both sales and earnings. Grain Systems is performing well in serving the farm and commercial storage markets in North America, as well as aggressively pursuing export opportunities.

Butler's total backlog on September 30, 1995 was $282 million, up 8% from the same time last year. Construction Services' backlog was up substantially, and the U.S. metal buildings backlog was up modestly. Total product backlog was down about 6%. We are assured of an excellent year for 1995 and are maintaining our intensity of focus on customers, markets, and the quality of our own operations to sustain our momentum into 1996.

                               Cordially yours,

                               /s/ Robert H. West

                               Robert H. West
                               Chairman and
                               Chief Executive Officer

                               October 13, 1995
                               Butler Manufacturing Company